DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2309
www.dlapiper.com

Robert H. Bergdolt
robert.bergdolt@dlapiper.com
T 919.786.2002
F 919.786.2200

April 28, 2009

VIA COURIER AND EDGAR

Sonia Barros, Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3010 CF/AD8

Washington, D.C. 20549

Re:                           Cornerstone Growth & Income REIT, Inc.

Post-Effective Amendment No. 3 to Form S-11

Commission File No. 333-139704

Dear Ms. Barros:

On behalf of Cornerstone Growth & Income REIT, Inc. (the “Company”) we acknowledge receipt of the Staff’s oral comments regarding the above-referenced filing.   We respectfully request permission to include the additional disclosure requested by the Commission in the Company’s final 424(b)(3) filing to be filed upon effectiveness of the Company’s post-effective amendment.  If the Staff is amenable to such course, we request that the Commission declare the above-referenced filing effective at the earliest time practicable.

On behalf of the Company, we respond to the comments of the Staff as set forth below.

1.  We note your disclosure regarding management compensation contained both in Supplement No. 8 and in the prospectus dated June 20, 2008.  Please additionally disclose the amount of accrued but unpaid advisor fees.

Response:  The Company will revise the management compensation information contained in Supplement No. 8 to also disclose the amount of accrued but unpaid fees to the advisor and its affiliates. The following disclosure will be included in Supplement No. 8 to be filed upon effectiveness of the Company’s post-effective amendment.  Please note that footnote 1 to the table includes the requested disclosure.

Management Compensation

The following information supplements the sections of our Prospectus captioned “Questions and Answers About This Offering— What fees and reimbursements will your advisor and its affiliates receive in connection with this offering?” on pages 8-10 and “Management Compensation” on pages 43-51 of the Prospectus.

Type of Compensation	Amounts Paid or Reimbursed - Inception to December 31, 2008 (1)

Offering Stage

Sales Commissions	$683,000
Dealer Manager Fee	$314,000
Organization and Offering Expenses	$342,000	(2)

Acquisition and Operational Stage

Acquisition Fees	$199,000
Acquisition Expenses	$—
Asset Management Fee	$—
Operating Expenses	$358,000
Property Management and Leasing Fees	$—

Listing/Liquidation Stage

Subordinated Disposition Fee	We had not paid or incurred any subordinated disposition fees as of December 31, 2008.

Subordinated Participation in Net Sale Proceeds (payable only if we are not listed on an exchange)	We had not paid or incurred any subordinated participation in net sale proceeds as of December 31, 2008.

Subordinated Performance Fee Due Upon Termination	We had not paid or incurred any subordinated performance fees as of December 31, 2008.

Subordinated Incentive Listing Fee	We had not paid or incurred any subordinated incentive listing fees as of December 31, 2008.

(1)           At December 31, 2008, compensation to our advisor and its affiliates incurred but not yet paid was approximately $2.6 million, of which, approximately $2.4 million represents organization and offering expenses not yet reimbursed to our advisor, and the remainder represents normal accruals for December 2008 activities.

(2)           At times during our offering stage, the amount of organization and offering expenses that we incur, or that our advisor and its affiliates incur on our behalf, may exceed 3.5% of the gross offering proceeds then raised, but our advisor has agreed to reimburse us to the extent that our organization and offering expenses exceed 3.5% of aggregate gross offering proceeds at the conclusion of our offering. In addition, our advisor will also pay any organization and offering expenses to the extent that such expenses, plus sales commissions and the dealer manager fee (but not the acquisition fees or expenses) are in excess of 13.5% of gross offering proceeds.

2.  You incorporate by reference the annual report on Form 10-K for the fiscal year ended December 31, 2008.  The Form 10-K includes the certifications required by Exchange Act Rules 13a-14(a) and 15d-14(a) for the Chief Executive Officer and Chief Financial Officer.  We note, however, that you have replaced the word “report” with “annual report” in certain places in paragraphs 2, 3 and 4 of the certifications.  Additionally, the certifications omit language “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d).  In future filings, please revise the certifications accordingly.

Response:  The Company acknowledges the Staff’s comments regarding the certifications required by Exchange Act Rules 13a-14(a) and 15d-14(a) for the Chief Executive Officer and Chief Financial Officer and will revise the certifications accordingly in future filings.

The Company acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, will not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this filing or require any further information, please call me at (919) 786-2002

Very truly yours,

/s/ Robert H. Bergdolt

Robert H. Bergdolt